UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             Beacon Properties, L.P.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                      Units of Limited Partnership Interest
--------------------------------------------------------------------------------

                         (Title of class of securities)

                                       N/A
--------------------------------------------------------------------------------

                                 (CUSIP Number)



                                Alan M. Leventhal
                      President and Chief Executive Officer
                                       and
                                 William A. Bonn
                                 General Counsel
                          Beacon Properties Corporation
                                 50 Rowes Wharf
                                Boston, MA 02110
                                 (617) 330-1400
                                   copies to:
                             Gilbert G. Menna, P.C.
                            Kathryn I. Murtagh, Esq.
                           Goodwin, Procter & Hoar LLP
                         Exchange Place, Boston MA 02110
                                 (617) 570-1000

--------------------------------------------------------------------------------

          (Name, address and telephone number of person authorized to receive notices and communications)


                                 April 28, 1997
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

           Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a)
                for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 7 Pages)

                                 ---------------

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 2 of 7 Pages

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos.             |                         |     Page 3 of  7 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  Beacon Properties Corporation                                   |
|         |                                                                  |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  04-3224259                                                      |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Maryland                                                        |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   55,248,990                                        |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |   0                                                 |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   55,248,990                                        |
|                |     |                                                     |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  55,248,990                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  89.8%                                                           |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |  CO                                                              |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
CUSIP Nos.                                                  Page 4 of  7 Pages

Item 1.  Security and Issuer.

         Units of Limited Partnership Interest of Beacon Properties, L.P., 50 Rowes Wharf, Boston, MA 02110

Item 2.  Identity and Background.

         Beacon Properties Corporation
         50 Rowes Wharf
         Boston, MA  02110
         A Maryland corporation

         Directors and Executive Officers see Schedule A

Item 3.  Source and Amount of Funds or Other Consideration.

         The Units were purchased with funds raised in a public offering of Beacon Properties Corporation Common Stock. The Company purchased 7,000,000 Units for $ 213,605,000.

Item 4.  Purpose of Transaction.

         Beacon Properties Corporation (the "Company") is the sole general partner and a limited partner of Beacon Properties, L.P. (the "Issuer"). Pursuant to the Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement") of the Issuer, all management powers over the business and affairs of the issuer are exclusively vested in the general partner. Additionally, the general partner may not be removed with or without cause. The Company may not transfer any of its general partner interest unless the limited partners consent. Pursuant to the Partnership Agreement, the Company is required to contribute the proceeds from the issuance of its securities to the Issuer in exchange for Units of Limited Partnership Interest in the Issuer. The Company has no present intention to alter the terms of the Partnership Agreement, and will continue to operate the Issuer in accordance with the terms of the Partnership Agreement.

                              SCHEDULE 13D
CUSIP Nos.                                                  Page 5 of 7 Pages



Item 5.  Interest in Securities of Issuer.

                                                                        Shared                             Shared
                            Number         % of       Sole Power        Power to         Sole Power        Power to
Name                        of Units       Units      to Vote           Vote             to Dispose        Dispose
Alan M. Leventhal(1)        1,911,620      3.5        306,055           1,605,565        306,055           1,605,565
Lionel P. Fortin(2)         130,627        *          123,434           7,193            123,434           7,193
Edwin M. Sidman(3)          832,445        1.5        0                 832,445          0                 832,445
Douglas S. Mitchell         119,115        *          119,115           0                119,115           0
Robert J. Perrillo          109,620        *          109,620           0                109,620           0
Charles H. Cremens          0              *          0                 0                0                 0
Graham O. Harrison          0              *          0                 0                0                 0
William F. McCall           0              *          0                 0                0                 0
Steven Shulman              0              *          0                 0                0                 0
Scott M. Sperling           0              *          0                 0                0                 0
Norman B. Leventhal         30,575         *          30,575            0                30,575            0


-----------------
* less than one percent

(1) Mr. Alan M. Leventhal was deemed to be the beneficial owner of (a) 1,300,185 Units held by trusts or partnerships of which he is a trustee or a general partner by reason of his shared power to vote such Units and (b) 306,055 Units directly.

(2) Mr. Fortin was deemed to be the beneficial owner of (a) 7,193 Units held by a trust of which he is a trustee by reason of his shared power to vote such Units, and (b) 123,434 Units directly.

(3) Mr. Sidman was deemed to be beneficial owner of (a) 305,380 Units held by trusts of which he is trustee by reason of his shared power to vote such Units, (b) 206,155 Units allocated to him as beneficiary under certain trusts and (c) 320,910 Units held in a voting trust of which he is a trustee by reason of his shared power to vote such shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Amended and Restated Agreement of Limited Partnership of Beacon Properties, L.P., as amended, filed as part of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended, and incorporated herein by reference.

     This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

                                                               Page 6 of 7 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   BEACON PROPERTIES CORPORATION



                                   By:  /s/ Alan M. Leventhal
                                        -------------------------------
                                        Alan M. Leventhal
                                        President and Chief Executive
                                        Officer


       Signature             Capacity                          Date


/s/ Alan M. Leventhal        President, Chief Executive        May 6, 1997
-------------------------    Officer and Director
Alan M. Leventhal            (Principal Executive
                             Officer)

/s/ Edwin N. Sidman          Chairman of the Board             May 6, 1997
-------------------------    of Directors
Edwin N. Sidman


/s/ Lionel P. Fortin         Executive Vice President,         May 6, 1997
-------------------------    Chief Operating Officer,
Lionel P. Fortin             and Director


/s/ Robert J. Perriello      Senior Vice President and         May 6, 1997
-------------------------    Chief Financial Officer
Robert J. Perriello          (Principal Financial Officer
                             and Accounting Officer)


/s/ Norman B. Leventhal      Director                          May 6, 1997
-------------------------
Norman B. Leventhal


/s/ Graham O. Harrison       Director                          May 6, 1997
-------------------------
Graham O. Harrison


/s/ William F. McCall        Director                          May 6, 1997
-------------------------
William F. McCall, Jr.

/s/ Steven Shulman           Director                          May 6, 1997
-------------------------
Steven Shulman


/s/ Scott M. Sperling        Director                          May 6, 1997
-------------------------
Scott M. Sperling


/s/ Dale F. Frey             Director                          May 6, 1997
-------------------------
Dale F. Frey

                                  SCHEDULE 13D

Beacon Properties Corporation                               Page 7 of 7 Pages

                                   Schedule A

         The name and present principal occupation or employment of each executive officer and director of Beacon Properties Corporation are set forth below. The business address of each person is set forth below, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens. No person is a controlling shareholder of Beacon Properties Corporation.

Name                        Business Address                Occupation


Alan M. Leventhal           50 Rowes Wharf             President, Chief
                            Boston, MA  02110          Executive Officer and
                                                       Director


Norman B. Leventhal         50 Rowes Wharf             Director
                            Boston, MA  02110


Edwin N. Sidman             50 Rowes Wharf             Chairman of the Board of
                            Boston, MA  02110          Directors and Managing
                                                       Partner of the Beacon
                                                       Companies


Graham O. Harrison          50 Rowes Wharf             Director
                            Boston, MA  02110


William F. McCall, Jr.      50 Rowes Wharf             Director
                            Boston, MA  02110


Steven Shulman              50 Rowes Wharf             Director, Managing
                            Boston, MA  02110          Director of the Hampton
                                                       Group and Lantona
                                                       Associates, Inc.


Scott M. Sperling           50 Rowes Wharf             Director, General Partner
                            Boston, MA  02110          of Thomas H. Lee Co.


Dale F. Frey                50 Rowes Wharf             Director
                            Boston, MA  02110


Lionel P. Fortin            50 Rowes Wharf             Executive Vice President,
                            Boston, MA  02110          Chief Operating Officer
                                                       and Director


Robert J. Perriello         50 Rowes Wharf             Chief Financial Officer
                            Boston, MA  02110          and Senior Vice President